Exhibit 3.1
CERTIFICATE OF LIMITED PARTNERSHIP
OF
AMREIT MONTHLY INCOME & GROWTH FUND III, LTD.
     This Certificate of Limited Partnership (this “Certificate”) has been executed to be effective the 19th day of April, 2005 in connection with the formation of a limited partnership (the “Partnership”) pursuant to the Texas Revised Limited Partnership Act (the “Act”). The General Partner of the Partnership certifies that:
1.	Name: The name of the Partnership is as follows: AMREIT MONTHLY INCOME & GROWTH FUND III, LTD.

2.	Registered Office and Registered Agent: The Partnership’s registered office is located at c/o H. Kerr Taylor, 8 Greenway Plaza, Suite 1000, Houston, Texas 77046. The Partnership’s registered agent at such address is H. Kerr Taylor, an individual who maintains a business office at the same address as the Partnership’s registered office.

3.	Principal Office Address: The address of the Partnership’s principal office in the United States where records are to be kept or made available under Section 1.07 of the Act is as follows: c/o H. Kerr Taylor, 8 Greenway Plaza, Suite 1000, Houston, Texas 77046.

4.	General Partner: The name and mailing and business address of the sole General Partner of the Partnership are as follows: AmREIT Monthly Income & Growth III Corporation, c/o H. Kerr Taylor, 8 Greenway Plaza, Suite 1000, Houston, Texas 77046.

5.	Other Matters: The partnership agreement for the Partnership contains provisions limiting the sale, assignment, transfer or other disposition of a partner’s interest in the Partnership and the creation or existence of any lien, pledge, encumbrance, collateral assignment or hypothecation against a partner’s interest in the Partnership.

     IN WITNESS WHEREOF, the General Partner has caused this Certificate to be executed to be effective as of the date first set forth above.

GENERAL PARTNER:

AMREIT MONTHLY INCOME & GROWTH III CORPORATION, A Texas corporation

By:	/s/ Chad C. Braun
Name:	Chad C. Braun
Title:	Executive Vice President

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